D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 30, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 30, 2004

ATNA RESOURCES LTD.

Consolidated Balance Sheets

As at December 31,

(Expressed in Canadian dollars)

	2003	2002
	$	$
A S S E T S
Current
Cash and cash equivalents	3,691,757	3,687,711
Amounts receivable	12,175	59,717
Marketable securities (note 3)	57,575	53,360
Prepaid expenses	7,993	27,673
	3,769,500	3,828,461

Value-added tax receivable (note 4)	-	181,317
Resource properties (note 5)	9,736,561	8,952,606
Equipment	41,355	69,301
	13,547,416	13,031,685

L I A B I L I T I E S
Current
Accounts payable and accrued liabilities	65,217	352,779

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 8)	36,524,790	34,051,138
Contributed surplus (note 8b)	94,576	-
Deficit	(23,137,167)	(21,372,232)
	13,482,199	12,678,906
	13,547,416	13,031,685

Approved by the Board of Directors:

/s/ David H. Watkins	/s/ William J. Coulter
David H. Watkins	William J. Coulter

See accompanying notes to the consolidated financial statements

ATNA RESOURCES LTD.

Consolidated Statements of Operations and Deficit

For the Years Ended December 31,

(Expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

Expenses
Amortization	11,860	14,555	11,477
Office	65,414	81,463	78,190
Professional fees	69,597	72,756	217,029
Exploration and business development	717,756	1,906,424	1,296,510
Rent and services	61,349	90,449	66,020
Shareholder communications	176,922	185,495	167,143
Listing and transfer agent fees	35,156	19,488	20,537
Severance payments	175,175	378,356	-
Wages and benefits	139,464	180,637	142,667
Stock based compensation expense (note 8b)	94,576	-	-
Foreign exchange loss (gain)	99,488	49,442	(64,451)
Net loss on sale of equipment	1,526	-	-
Net loss (gain) on sales of marketable securities	(38,492)	2,410	64,716
Net (gain) on sale of resource property	(4,586)	-	-
Write-down of investment in VGCG limited partnership	-	78,098	150,000
Write-down of marketable securities	32,799	485,455	357,430
Write-off of VAT receivable (note 4)	191,267	-	-
Write-off of resource properties	743	1,824,956	3,113
Write-off of equipment	4,088	4,994	1,398
Interest and other income	(69,167)	(101,209)	(516,138)

Net loss for the year	(1,764,935)	(5,273,769)	(1,995,641)
Deficit - beginning of year	(21,372,232)	(16,098,463)	(14,102,822)
Deficit - end of year	(23,137,167)	(21,372,232)	(16,098,463)

Loss per share (note 10)	$ (0.08)	$ (0.24)	$ (0.09)

Weighted-Average Number of
Common Shares Outstanding	22,323,260	21,757,037	21,408,812

See accompanying notes to the consolidated financial statements

ATNA RESOURCES LTD.

Consolidated Statements of Cash Flows

For the Years Ended December 31,

(Expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Cash provided by (used for):

Operating Activities
Net loss for the year	(1,764,935)	(5,273,769)	(1,995,641)
Adjustments for items not involving cash
Amortization	11,860	14,555	11,477
Equipment written-off	4,088	4,994	1,398
Investment in VGCG limited partnership written-down	-	78,098	150,000
Marketable securities written-down	32,799	485,455	357,430
Net loss on sales of equipment	1,526	-	-
Net loss (gain) on sales of marketable securities	(38,492)	2,410	64,716
Net gain on sales of resource properties	(4,586)	-	-
Resource properties written-off	743	1,824,956	3,113
Shares issued in settlement of severance obligations	175,175	-	-
Stock-based compensation expense	94,576	-	-
VAT receivable written-off	191,267	-	-
	(1,295,979)	(2,863,301)	(1,407,507)

Changes in non-cash working capital components:
Amounts receivable	47,542	(43,852)	29,687
Accounts payable	(287,562)	162,764	55,898
Prepaid expenses	19,680	557	10,512
VAT receivable	(9,950)	(114,634)	(66,683)
	(1,526,269)	(2,858,466)	(1,378,093)

Investing Activities
Acquisition of resource properties	(239,426)	(372,585)	(77,767)
Exploration and development - net of recoveries	(455,489)	(680,584)	(981,617)
Government grants received	-	7,517	183,128
Investment in VGCG limited partnership	-	(78,098)	(150,000)
Net purchases/proceeds of equipment	2,725	(30,624)	(16,430)
Purchase of marketable securities	(39,375)	(700,560)	(30,152)
Proceeds from sales of marketable securities	63,353	663,268	82,318
Reclamation deposits refunded	-	2,500	-
	(668,212)	(1,189,166)	(990,520)

Financing Activity
Share capital proceeds	2,540,849	-	-
Share issue costs	(342,322)	-	-
	2,198,527	-	-

Net increase (decrease) in cash and cash equivalents	4,046	(4,047,632)	(2,368,613)
Cash and cash equivalents - beginning of year	3,687,711	7,735,343	10,103,956
Cash and cash equivalents - end of year	3,691,757	3,687,711	7,735,343

Supplementary cash flow disclosures (note 6)

ATNA RESOURCES LTD.

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties.  Certain of the Company's properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ from U.S. GAAP as described in note 12.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The amounts recorded for mineral claim acquisitions and their related deferred exploration and development costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration results, if any, and upon management's assessment of the probability of future profitable revenues from the property or from the sale of the property.  Management's assessment of the property's estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company=s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current carrying values at any point in time.  Another area requiring extensive use of estimates is in respect to the calculation of stock-based compensation expense.

Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates.  Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful economic lives on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment, and on a straight-line basis over three years for exploration equipment and the assets of Minera Atna Chile Limitada.

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements.  All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income.  Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable.

Fair Value of Financial Instruments

The carrying amounts of cash and temporary investments, amounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their aggregate fair values due to the short term nature of virtually all of their component balances.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.  Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method.  There is currently no material impact upon the Company's financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures as the Company's share of all expenditures incurred by joint ventures has to date been deferred within mineral property costs. Refer to note 12 for a description of differences in financial statements line items that would result from an application of U.S. GAAP.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value, based either upon the trading price of the Company's shares on the Toronto Stock Exchange ("TSX") on the date of the agreement to issue the shares or the average closing price of the last ten trading days of the Company's shares on the TSX prior to the date of issue. Costs incurred to issue common shares are deducted from share capital.

Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized.  Such an allowance currently applies fully to all of the Company's potential income tax assets.

Stock-Based Compensation

The Company records compensation associated with stock options granted to consultants, directors and employees using a fair value measured basis and records the expense as the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003.  During the comparative year, the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

3.

MARKETABLE SECURITIES

At December 31, 2003, the Company held marketable securities with a cost base of $57,575 and a fair market value of $76,225.

During 2002, the Company changed its accounting policy for investments in marketable securities to consider these securities to be current assets, subject to adjustment, on a security-by-security basis, to the lower of cost and market value at the end of each reporting period.

4.

WRITE-OFF OF VALUE-ADDED TAX ("VAT") RECEIVABLE

Value-added tax is levied by the Internal Revenue Service of Chile on imports and local sales and services at the rate of 18 percent.  VAT paid on imports and on acquisitions and services incurred in order to export may be recovered either as a credit against tax due or by requesting reimbursement.  The Company anticipates that all or a portion of the VAT recorded will be refunded to it, however, since it is not possible to estimate the date of receipt or the amount that will be refunded the Company has written-off the balance at December 31, 2003.  Any amounts received in the future will be recorded as a recovery at that time.

5.

RESOURCE PROPERTIES

The aggregate balances of deferred costs to date by property are as follows:

	2003	2002	2001
	$	$	$
CANADA
Yukon
Wolverine Property	5,625,401	5,624,478	5,639,529
Wolf Property	1,688,481	1,686,001	1,686,103
Marg Property	381,453	381,453	384,053

British Columbia
Ecstall Property	293,085	292,428	288,557
White Bull Property	153,366	153,089	152,639
Uduk Property	-	10,689	10,233
	8,141,786	8,148,138	8,161,114
UNITED STATES
Alaska
Petersburg and Wrangell Properties	-	-	52,307

Arizona
Lone Pine Property	354,499	353,743	348,918

Nevada
Triple Junction and Dixie Fork Properties	211,684	72,310	-
Golden Cloud Property	164,360	68,302	-
Beowawe Property	286,317	45,646	-
Clover Property	67,333	-	-
Sno Property	89,892	-	-
Jarbidge Property	44,646	-	-
Coal Canyon Property	29,394	-	-
	1,248,125	540,001	401,225
CHILE
Chanarcillo - Calcia Property	-	-	111,825
Chanarcillo - Lo Castillo Property	-	1	33,164
Barreal Seco Property	-	-	703,786
Celeste Property	29,867	9,753	-
	29,867	9,754	848,775
OTHER PROPERTIES	316,783	254,713	316,593

TOTAL RESOURCE PROPERTIES	9,736,561	8,952,606	9,727,707

CANADA

YUKON

Wolverine Property

The Company had a 40% joint venture interest in the 'Wolverine' property, with Expatriate Resources Ltd. as the property operator and owner of the remaining 60% interest.

During both the 2002 and 2001 years, the Company did not contribute to the Wolverine Joint Venture (JV) work programs and accordingly its interest in the property has been diluted by an amount which management estimates to be less than 1%.  Under the terms of the JV agreement, the Company retains the right to contribute its proportionate share of costs to future work programs. Certain mineral claims within the property are subject to net smelter return (NSR) royalties ranging from 0.5% to 1%.

Wolf Property

The Company acquired an initial 65% interest in the 'Wolf' property from YGC Resources Ltd. ("YGC"), the owner of the remaining 35% interest, by incurring $1,500,000 in exploration expenditures and by paying $210,000 in cash to YGC.

YGC has not participated in work programs undertaken by the Company since 2000 and therefore its interest has been diluted to 34.4%, with the Company's interest being increased to 65.6%.

Marg Property

The Company purchased a 2/3 joint venture interest in the 'Marg' property by making a cash payment of $250,000.  Cameco Corporation is the owner of the remaining 1/3 interest.

BRITISH COLUMBIA

Ecstall Property

The Company has a 100% interest in 23 Crown Granted Mineral claims covering 440 hectares (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

White Bull Property

The Company has a 100% interest in 24 mineral claim units acquired by the issuance of 25,000 common shares.

Uduk Property

The Company entered into a letter agreement dated June 5, 2003 with Southern Rio Resources Ltd. ("SRIO") whereby SRIO could acquire a 100% interest on the 'Uduk' property, subject to a 3% NSR, by issuing to the Company 150,000 common shares of SRIO (received) of which 37,500 shares were subsequently assigned by the Company as a finder's fee.  As a result of this transaction, the Company recorded a gain on the sale of the property of $4,586.

UNITED STATES

ARIZONA

Lone Pine Property

The Company purchased a 100% interest, subject to a 2% NSR granted as a finder's fee (capped at U.S.$2,000,000), in the 'Lone Pine' property by making a cash payment of U.S.$100,000.

NEVADA

Triple Junction and Dixie Fork Properties

During 2003, the Company exercised its option with RMIC Gold ("RMIC"), and earned  a 100% interest, subject to a 3% NSR (uncapped), in the 36 'Triple Junction' lode claims and 31 'Dixie Fork' lode claims located at the south end of the Carlin Gold Trend in Elko county, Nevada, by paying an aggregate of U.S.$35,000 (paid) in cash and issuing 100,000 common shares (issued) to RMIC.

Golden Cloud Property

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less U.S.$15 per realized ounce, in the 107 'Golden Cloud' lode claims located at the north end of the Carlin Gold District in Nevada.  To exercise the option, the Company has to pay to the optionor an aggregate of U.S.$80,000 (U.S.$20,000 paid) in cash, allot and issue to the optionor up to 150,000 (50,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005.  Following exercise of the option, the Company will have to make annual advance royalty payments of U.S. $50,000 and U.S. $75,000, respectively, for the first two years and U.S.$100,000 each subsequent year until the commencement of commercial production.  A finder's fee is payable to a third party, equal to 5% of the first U.S.$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of U.S.$500,000 during the first two years of the agreement.  The finder's fee is capped at U.S.$500,000.

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. ("GBG") whereby GBG can earn a 70% interest in the Company's Golden Cloud property by paying the Company an aggregate of U.S.$400,000 (U.S.$25,000 received) and incurring an aggregate of U.S. $2,5000,000 in exploration expenditures prior to August 22, 2008, and by assuming all option and underlying property maintenance payments.

Beowawe Property

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less U.S.$15 per realized ounce, in the 95 'Beowawe' lode claims located at the north end of the Carlin Gold District in Nevada.  To exercise the option, the Company has to pay to the optionor an aggregate of U.S.$80,000 (U.S.$40,000 paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005.  Following exercise of the option, the Company will have to make annual advance royalty payments of U.S. $50,000 and U.S. $75,000, respectively, for the first two years and U.S.$100,000 each subsequent year until the commencement of commercial production.  A finder's fee is payable to a third party, equal to 5% of the first U.S.$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of U.S.$500,000 during the first two years of the agreement.  The finder's fee is capped at U.S.$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for U.S.$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of U.S.$42,500 (U.S.$5,000 paid) in cash prior to December 1, 2006 and an annual minimum royalty of U.S.$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty.  The lease agreement requires the Company to pay advance royalties of U.S.$500 (paid) on signing the agreement, U.S.$1,000 prior to June 2004 and U.S.$2,000 each subsequent year until the commencement of commercial production.  The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for U.S.$250,000.

Clover Property

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the 'Clover' property, subject to a 3% NSR royalty, which can be purchased for U.S.$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of U.S.$305,000 (U.S.$20,000 paid to December 31, 2003 and U.S.$30,000 paid subsequent) prior to March 11, 2010.    The Clover property is subject to a Finder's Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder's fee of U.S.$5,000 (paid) upon execution of the acquisition agreement, and U.S.$10,000 (paid subsequent to December 31, 2003) and U.S.$20,000, respectively, for the first two years after the agreement and U.S.$30,000 on each subsequent anniversary until the commencement of commercial production.  The Finder's fee is capped at a maximum of U.S.$500,000.

The Company entered into an agreement dated August 15, 2003 with Newmont USA Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company's Clover Property by incurring an aggregate of U.S.$2,500,000 in exploration expenditures and paying to the Company an aggregate of U.S.$195,000 (U.S.$25,000 received) prior to November 1, 2010, and by making additional annual cash payments of U.S.$75,000 thereafter until production. This agreement was terminated subsequent to December 31, 2003.

Refer also to note 14.

Coal Canyon Property

The Company obtained an exclusive lease and right to purchase a 100% interest in the 'Coal Canyon' property, Nevada, USA, subject to a 3% NSR royalty, for a purchase price of U.S.$200,000.  The lease agreement requires the Company to pay rental payments of U.S.$5,000 (paid) on execution of the agreement, U.S.$10,000 and U.S.$20,000 respectively, for the first two years and U.S.$25,000 on each subsequent anniversary.  The rental payments are to be credited against the purchase price.

Sno Property

By an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest on the 'Sno' property located in Elko County, Nevada, by making a cash payment of U.S.$15,000 (paid).  The property is subject to a 3% NSR royalty on gold revenue, less U.S.$15 per realized ounce.  To exercise the option, the Company must make additional payments totalling U.S.$280,000 prior to April 10, 2008, issue 50,000 common shares to the Optionor upon the acceptance of the agreement by the Toronto Stock Exchange (issued), and carry out a minimum 2,000 meters of exploratory drilling prior to April 10, 2006.  Following the exercise of the Option, the Company shall make annual advance royalty payments of U.S.$100,000 until the commencement of commercial production.

The Company entered into an agreement dated December 23, 2003 with Pacific Ridge Exploration Ltd. ("Pacific") whereby Pacific can earn a 60% interest in the Sno property by incurring minimum expenditures of U.S.$2,000,000 and making payments to the underlying Optioner totalling U.S.$180,000 by April 10, 2007 and issuing to the Company an aggregate of 1,000,000 shares (100,000 received subsequently) of Pacific by December 31, 2007.

Jarbidge Property

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 'Jarbidge' claims located in Elko County, Nevada by paying a total of U.S.$600,000 (U.S.$10,000 paid) to the Optioner by December 5, 2009 and incurring aggregate exploration expenditures of U.S.$300,000 by December 5, 2006.  The property is subject to NSRs ranging from 1.5-2.5%.

CHILE

Celeste Property

During 2002, the Company entered into an agreement with Minera Teck Cominco Chile Limitada whereby the Company acquired a 100% interest in the 'Celeste' property, subject to a 2% NSR, for consideration of CH$3,700,000 (equivalent to U.S.$9,753).  A land-use fee of U.S.$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

OTHER PROPERTIES

The Company has interests in other properties in the Yukon Territory and Chile.

6.

SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash investing and financing activities:

	2003 $	2002 $	2001 $
Equipment amortization recorded as deferred property costs	7,747	4,203	934
Common shares issued for purchase of marketable securities	-	-	304,785
Common shares issued for property	99,950	-	-
Investment in VGCG limited partnership with marketable securities	-	-	225,000
Marketable securities received for property	22,500	-	-
Common shares issued in settlement of severance obligations	175,175	-	-

7.

RELATED PARTY TRANSACTIONS

There were no related party transactions in 2003, 2002 or 2001.

8.

SHARE CAPITAL

1)

Authorized share capital of the Company consists of 100,000,000 common shares and 50,000,000 preferred shares without par value.

Issued	2003			2002		2001
	Number of			Number of		Number of
	Shares	Amount		Shares	Amount	Shares	Amount
Opening balance	21,757,037	34,051,138		21,757,037	$34,051,138	21,108,557	$33,746,353
Issued for:
Private placement	6,976,000	2,099,277	*	-	-	-	-
Purchase of marketable securities	-			-	-	648,480	304,785
Exercise of stock options	400,000	99,250		-	-	-	-
Property	300,000	99,950		-	-	-	-
Severance settlement	761,630	175,175		-	-	-	-

Closing balance	30,194,667	36,524,790		21,757,037	$34,051,138	21,757,037	$34,051,138

* net of share issue costs of $342,322.

2)

Stock Options

Stocks options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant.  At December 31, 2003, the Company had stock options outstanding for 1,680,000 common shares.

	Options	Weighted-Average Exercise Price $	Expiry Date Range
Options outstanding at December 31, 2002	2,945,000	0.64	06/16/03 to 12/05/05
Exercised	(400,000)	0.25	09/20/04 to 06/16/06
Cancelled/Expired	(2,395,000)	0.73	06/16/03
Granted	1,530,000	0.23	02/06/06 to 06/16/06 646
Options outstanding at December 31, 2003	1,680,000	0.25	06/14/04 to 06/16/06

During the current year, the Company recorded stock-based compensation expense of $94,576.

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year
As reported	$ 5,273,769
Compensation expense	24,023
Pro-forma net loss for the year	$ 5,297,792

Loss per share
As reported and pro-forma	$ (0.24)

The fair value of options included in the pro-forma information above and in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest of 3.0 to 3.8% (2002 - 6.0%); an expected life of 3 years; an expected volatility of 10 to 35% (2002 - 30 to 32%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management=s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company=s stock option grants.

3)

Stock Options and Warrants Outstanding at December 31, 2003:

Type	Number Outstanding	Exercise Price $	Expiry Date (1)

Options	50,000	0.45	June 14, 2004
	50,000	0.34	September 20, 2004
	325,000	0.22	December 5, 2005
	100,000	0.29	February 6, 2006
	75,000	0.23	June 2, 2006
	1,080,000	0.25	June 16, 2006
	1,680,000

Warrants	3,816,550	0.45	December 16, 2004
	657,100	0.43	December 16, 2004
	710,000	0.74	April 19, 2005
	5,183,650

(1) At December 31, 2003 the weighted-average remaining contractual life of outstanding stock options is 2.2 years.

9.

COMMITMENT

Subsequent to year end, the Company entered into an agreement for the lease of office premises for a six year period expiring on June 30, 2010.  The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  The Company's proportionate share of annual rental payments under this arrangement is approximately $64,000.

10.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year.  Diluted loss per share is not presented as it is anti-dilutive to loss per share.

11.

INCOME TAXES

The Company has non-capital losses of approximately $4.1 million, expiring between 2005 and 2010, that are available to reduce taxable income in future years.  In addition, the Company has resource and other tax pools available to reduce taxable income that aggregate approximately $17.7 million at December 31, 2003 (2002 - $17.7 million).  The potential benefit resulting from the application of these amounts has not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

	2003	2002	2001

Resource properties following Canadian GAAP	$ 9,736,561	$ 8,952,606	$ 9,727,707
Less exploration costs	(9,736,561)	(8,952,606)	(9,727,707)

Resource properties following U.S. GAAP	$ -	$ -	$ -

Net loss following Canadian GAAP	$ (1,764,935)	$ (5,273,769)	$ (1,995,641)
Property costs expensed under U.S. GAAP	(702,662)	(1,049,855)	(877,190)
Deferred property costs written-off under Canadian GAAP	743	1,824,956	3,113

Net loss under U.S. GAAP	(2,466,854)	(4,498,668)	(2,869,718)
Opening deficit under Canadian GAAP	(21,372,232)	(16,098,463)	(14,102,822)
Adjustment to deficit for exploration expenditures
of prior years written-off under U.S. GAAP	(8,952,606)	(9,727,707)	(8,853,630)

Closing deficit under U.S. GAAP	$ (32,791,692)	$ (30,324,838)	$ (25,826,170)

Loss per share under U.S. GAAP	$ (0.11)	$ (0.21)	$ (0.13)

13.

INVESTMENT IN VGCG LIMITED PARTNERSHIP

During 2001, the Valerie Good Corporate Governance Limited Partnership ("the VGCG LP") was formed to propose an alternate slate of individuals to stand for election to the board of directors of Valerie Gold Resources Ltd. ("Valerie").

The Company invested an aggregate of $228,098 (written-off) in cash and 750,000 Valerie shares valued at $225,000 in the VGCG LP. During 2002, the Company wound up the VGCG LP and recovered all of the Valerie shares, which were subsequently sold in the market at an aggregate loss of $95,821.

14.

SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2003:

*

The Company purchased a 100% interest on the 'Searchlight' property in Nevada by the issuance of 30,000 common shares.

*

240,000 stock options were exercised.

*

400,000 stock options with an exercise price of $0.50 and an expiry date of January 9, 2007 were granted to employees.

*

The Company entered into a letter agreement with Grandcru Resources Corp. ("Grandcru") whereby Grandcru can earn up to a 55% interest in the Clover project by issuing an aggregate of 1,000,000 common shares to the Company by June 1, 2007, incurring aggregate exploration expenditures of Cdn$2,500,000 by June 1, 2008. Grandcru may then earn an additional 15% interest by completing a bankable feasibility study on the property.